EXHIBIT 23.1

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related prospectus of Rigel Pharmaceuticals, Inc. for the registration of up to $200,000,000 of its common stock, preferred stock, warrants or debt securities and to the incorporation by reference therein of our report dated March 10, 2005, with respect to the financial statements of Rigel Pharmaceuticals, Inc., Rigel Pharmaceuticals, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Rigel Pharmaceuticals, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Palo Alto, California

November 7, 2005